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                TERRA INDUSTRIES TO SELL DISTRIBUTION BUSINESS

Sioux City, Iowa (May 3, 1999) - Terra Industries Inc. (NYSE symbol: TRA) today announced that it has signed a contract to sell its Distribution business to Cenex/Land O'Lakes Agronomy Company for $361 million, adjusted for changes to working capital levels and other costs. The transaction, which is subject to customary conditions to closing including regulatory review under the Hart-Scott-Rodino Act and approval by Terra's lenders, is expected to close within three months. Terra anticipates a loss of less than $10 million on the transaction and will use sale proceeds primarily to reduce its debt obligations.

In the pending transaction, Cenex/Land O'Lakes would acquire all rights to the Distribution business' earnings from April 1, 1999 forward. Included in the sale are Terra's approximately 400 retail farm service centers in the U.S. and Canada, and its 50% ownership position in the Omnium chemical formulation plants in St. Joseph, Missouri, and Blytheville, Arkansas. The Distribution business, which includes about 2,600 employees in 31 states and Canada, reported 1998 revenues of $1.73 billion and operating income of $21.4 million. Cenex/Land O'Lakes plans to offer employment to all employees in Terra's Distribution business.

Cenex/Land O' Lakes and Terra have also entered into a three-year nitrogen fertilizer supply agreement through which Cenex/Land O'Lakes will purchase approximately the quantity that Terra Nitrogen currently supplies to both the Distribution business and Cenex/Land O'Lakes.

Announcing the transaction, Burton M. Joyce, Terra's President and CEO, said, "Terra is taking this action to provide the company a stronger financial base. With less debt Terra will have greater flexibility both to weather the trough of the current nitrogen cycle and to take advantage of future opportunities. The Distribution business has been a valuable part of the company for over thirty years, but under current market conditions Terra and its Board of Directors believe this sale is a prudent step for the company. The skilled, dedicated employees in this business will certainly be an asset to Cenex/Land O' Lakes, as they have been to Terra.

"As a result of this transaction, Terra also expects to eliminate approximately 100 positions in our corporate office. The support functions these individuals provided will no longer be necessary either for the Distribution business or for Terra's new structure after the sale is concluded."

Cenex/Land O'Lakes Agronomy Company is owned by Land O'Lakes and Cenex Harvest States agricultural cooperatives with revenues in excess of $14 billion. These cooperatives provide farm inputs, services, marketing and value-added processing to farmers and ranchers.

Terra Industries Inc., with 1998 revenues of over $2.5 billion, is a leading marketer and producer of fertilizer, crop protection products, seed and services for agricultural, turf, ornamental and other growers. Terra also produces industrial nitrogen products and methanol.
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Note: Terra Industries' news announcements are available on its web site,
www.terraindustries.com, and by fax at no charge by calling 800-758-5804, code 437906.

This news release contains statements that might be interpreted as forward-looking. Such statements involve risks and uncertainties and should be considered along with the factors affecting the business as discussed on pages 29 and 30 in Terra's 1998 annual report to shareholders.